                                                       Exhibit (a)(1)(xxxii)



November 1, 2001


Participants in TDBFG Employee Future Builder Savings Program
Who Hold Shares of TD Waterhouse Group, Inc.:

Re: Amended Offer for TD Waterhouse




As you may be aware, TD Waterhouse Holdings, Inc. on October 31, 2001 amended its offer to purchase the common shares of TD Waterhouse Group, Inc. The revised offer has increased the price to U.S. $9.50 net per share in cash for each outstanding share. A new condition has also been added requiring that there be validly tendered and not withdrawn prior to the expiration date a number of common shares that (excluding the shares owned by TD Bank and its subsidiaries) will constitute the majority of the remaining outstanding common shares.


In addition, the special committee of the Board of Directors of TD Waterhouse Group, Inc. has unanimously determined that the revised offer and the proposed merger of TD Waterhouse Group, Inc. and TD Waterhouse Holdings, Inc. is fair and, based upon such determination, TD Waterhouse Group, Inc. recommends that shareholders accept the amended offer.


Details of the amended offer are contained in a Supplement to the Offer to Purchase, dated October 31, 2001, and the Directors' Circular, containing the recommendation of TD Waterhouse Group, Inc., are available on the TD Intranet under "TD Internal News" or by calling CIBC Mellon Trust Company at 1-800-387-0825.


If you choose to tender the shares allocated to your account to the amended offer, you should use the Take-Over Bid Instruction Form sent to you in connection with the original offer. YOU MUST COMPLETE THE FORM IN ORDER TO CAUSE THE SHARES TO BE TENDERED ON YOUR BEHALF. IF YOU DO NOT RETURN THIS FORM BY NOON ON FRIDAY NOVEMBER 9, 2001, YOUR SHARES WILL NOT BE TENDERED. If you have already returned the form and have instructed that your shares be tendered, assuming the offer is successful, you will receive the higher offer price and you do not need to do anything further. If you are concerned about getting your form in by the deadline, you may fax it to CIBC Mellon Trust Company at 416-643-3148.

This document is not a solicitation for the tender of shares and none of The Toronto-Dominion Bank, The Canada Trust Company or any of their respective affiliates (other than TD Waterhouse Group, Inc. in its Directors' Circular dated October 31, 2001) is making any recommendation as to whether any employees of The Toronto-Dominion Bank or any of its affiliates should tender their shares in the Offer.


Should you have any questions on the foregoing, please contact the TDBFG Employee Future Builder Savings Program at 1-800-268-9762.


Sincerely,








Allen W. Bell
Executive Vice-President, Group Human Resources